UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

Herbjørn Hansson, Chairman

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is management’s discussion and analysis of financial condition and results of operations and the condensed financial statements of Nordic American Tankers Limited, or the Company, as of and for the six months ended June 30, 2020.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: September 11, 2020	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, Chief Executive Officer and President

EXHIBIT 1

NORDIC AMERICAN TANKERS LIMITED (NYSE:NAT)

As used herein, “we,” “us,” “our” and “the Company” all refer to Nordic American Tankers Limited, together with its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on April 16, 2020.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2020

GENERAL

Nordic American Tankers Limited was formed on June 12, 1995, under the laws of the Islands of Bermuda. We were formed for the purpose of acquiring and chartering double-hull tankers. We are an international tanker company with a fleet of 23 Suezmax tankers in operation. The 23 vessels we operate average approximately 156,000 deadweight tons, or dwt, each.

Our Fleet

Vessel	Yard	Built
Nordic Freedom	Daewoo	2005
Nordic Moon	Samsung	2002
Nordic Apollo	Samsung	2003
Nordic Cosmos	Samsung	2003
Nordic Grace	Hyundai	2002
Nordic Mistral	Hyundai	2002
Nordic Passat	Hyundai	2002
Nordic Vega	Bohai	2010
Nordic Breeze	Samsung	2011
Nordic Zenith	Samsung	2011
Nordic Sprinter	Hyundai	2005
Nordic Skier	Hyundai	2005
Nordic Light	Samsung	2010
Nordic Cross	Samsung	2010
Nordic Luna	Universal	2004
Nordic Castor	Universal	2004
Nordic Sirius	Universal	2000
Nordic Pollux	Universal	2003
Nordic Star	Sungdong	2016
Nordic Space	Sungdong	2017
Nordic Aquarius	Samsung	2018
Nordic Cygnus	Samsung	2018
Nordic Tellus	Samsung	2018

1

Recent Developments

On August 20, 2020, we repaid an amount of $31.9 million on the 2019 Senior Secured Credit Facility related to excess cash generated from operations in 2Q 2020.

On September 4, 2020, we paid out the dividend declared on May 20, 2020, of $0.20 cent per share in respect of the results for the second quarter of 2020.

The Tanker Market – First Six Months of 2020

The tanker market rates for the first six months ended June 30, 2020, as reported on the Clarksons Average Suezmax Earnings were $51,138 per day, which is an increase of 178 % compared to the same period in 2019 that produced an average of $18,408 per day. The average for the first six months in 2018 was $8,476 per day.

For the six months ended June 30, 2020, the global conventional Suezmax fleet consisted of 522 vessels according to Clarksons Research. The Suezmax orderbook stood at 47 Suezmax vessels, which represents 9% of the world conventional Suezmax fleet. This is a historic low orderbook and encouraging for the market balance going forward.

OPERATING AND FINANCIAL REVIEW

Results of operations

Our fleet currently consists of 23 Suezmax crude oil tankers, of which the vast majority have been built in Korea. The majority of our vessels are employed in the spot market, together with one vessel currently on a longer term time charter agreement expiring in 2021 or later. The vessels are considered homogenous and interchangeable as they have approximately the same freight capacity and ability to transport the same type of cargo.

SIX MONTHS ENDED JUNE 30, 2020 COMPARED TO SIX MONTHS ENDED JUNE 30, 2019 (UNAUDITED)

	Six months ended June 30,
All figures in USD ‘000	2020	2019	Variance
Voyage Revenue	254,733	154,444	64.94%
Voyage Expenses	(74,782)	(70,163)	6.58%
Vessel Operating Expenses	(32,698)	(31,916)	2.45%
General and Administrative Expenses	(8,620)	(7,453)	15.66%
Depreciation Expense	(33,352)	(31,527)	5.79%
Net Operating Income	105,281	13,385	686.56%
Interest Income	150	147	2,04%
Interest Expense	(16,792)	(20,394)	-17.66%
Other Financial Income (Expense)	77	(2,479)	N/A
Net Income (Loss)	88,716	(9,341)	N/A

2

The following table reconciles our net voyage revenues to voyage revenues and the corresponding number of revenue (TCE) days.

	Six months ended June 30,
All figures in USD ‘000 except TCE rate per day	2020	2019	Variance
Voyage Revenue	254,733	154,444	64.94%
Less Voyage Expenses	(74,782)	(70,163)	6.58%
Net Voyage Revenue (1)	179,951	84,281	113.51%
Vessel Calendar Days (2)	4,186	4,163	0.55%
Less Off-hire Days (3)	(257)	(27)	851.85%
Total TCE days	3,929	4,136	-5.00%
TCE Rate per day (1)	45,800	20,377	124.76%

(1)
Management believes that net voyage revenue, a non-GAAP financial measure, provides additional meaningful information because it enables us to compare the profitability of our vessels which are employed under bareboat charters, spot related time charters and spot charters. Net voyage revenues divided by the Total TCE days provides the Time Charter Equivalent (TCE) Rate per day. Net voyage revenues and TCE rates are widely used by investors and analysts in the tanker shipping industry for comparing the financial performance of companies and for preparing industry averages. We believe that our method of calculating net voyage revenue is consistent with industry standards.

(2)	Vessel Calendar Days is the total number of days the vessels were in our fleet.
(3)	Scheduled off-hire is 223 days out of the total 257 days for the six months ended June 30, 2020 and zero days out of the total 27 days for the six months ended June 30, 2019.

Voyage revenues in the six months ended June 30, 2020, increased by $100.3 million to $254.7 million, or 64.9%, compared to $154.4 million in the same period ended June 30, 2019, mainly as a result of an increase in the Suezmax tanker rates achieved in the market (for further information see the section above entitled “The Tanker Market – First Six Months of 2020”), offset by a 5.0% decrease in Total TCE days. Our TCE rate per day for the first six months of 2020 came in at $45,800 compared to $20,377 in the same period ended June 30, 2019, which is an increase of 124.8%.

Voyage expenses in the six months ended June 30, 2020, increased by $4.6 million to $74.8 million, or 6.6%, compared to $70.2 million in the same period ended June 30, 2019, mainly as a result of an increase in incurred commission of $3.6 million, an increase in off-hire cost of $2.0 million and other cost by $0.4 million, offset by a decrease in bunker consumption by $1.4 million.

Operating Expenses in the six months ended June 30, 2020, increased by $0.8 million to $32.7 million, or 2.5%, compared to $31.9 million in the same period ended June 30, 2019.

General and administrative expenses in the six months ended June 30, 2020, increased by $1.1 million to $8.6 million, or 15.7%, compared to $7.5 million in the same period ended June 30, 2019, mainly as a result of increased staff cost.

Depreciation expenses in the six months ended June 30, 2020, increased by $1.8 million to $33.3 million, or 5.8%, compared to $31.5 million in the same period ended June 30, 2019, mainly as a result of increased depreciation expense related to capitalized periodical maintenance cost.

Interest expense in the six months ended June 30, 2020, decreased by $3.6 million to $16.8 million, or 17.7%, compared to $20.4 million in the same period ended June 30, 2019, mainly as a result of reduced interest bearing debt due to repayments occurring from June 30, 2019 to June 30, 2020.

Other Financial Income (Expense) in the six months ended June 30, 2020, was a $0.1 million income, compared to a ($2.5) million loss in the same period ended June 30, 2019, mainly as a result of losses from Investment Securities incurred in 2019.

3

Cash flows provided by operating activities in the six months ended June 30, 2020, increased to $118.3 million, from $40.8 million for the same period ended June 30, 2019. The change in cash flows provided by operating activities is primarily due to increases in market rates achieved in the first half of 2020 compared to 2019.

Cash flows used in investing activities increased to ($1.2) million for the six months ended June 30, 2020, from ($0.6) million for the six months ended June 30, 2019. The increase of cash flows used in investing activities is primarily due to an increase in expenditure for upgrading items for the vessels.

Cash flows used in financing activities increased to ($47.3) million for the six months ended June 30, 2020, from ($40.2) million for the six months ended June 30, 2019. The increase of cash flows used in financing activities in the period ended June 30, 2020, is primarily due to an increase of $20.7 million in repayments of the 2019 Senior Secured Credit Facility, an increase of $21.3 million in dividends distributed, offset by $14.8 million in proceeds from issuance of common stock and the net repayment of $13.4 million related to the replacement of the old $500 million Credit Facility in 2019 and related transaction costs of $6.9 million.

Liquidity and Capital Resources

We operate in a cyclical and capital intensive industry and we have historically financed our acquisitions of Suezmax tankers mainly through raising new equity. On February 12, 2019 we entered into the $306 million 2019 Senior Secured Credit Facility using twenty of our vessels as collateral. The three vessels built in 2018 are financed through Ocean Yield ASA.

Our Borrowing Activities

On February 12, 2019 we entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over our vessels (excluding the three vessels delivered in 2018, see described below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

As of December 31, 2019, we had $291.8 million drawn under our 2019 Senior Secured Credit Facility, where $18.7 million was presented as Current Portion of Long-Term Debt. This included $3.4 million related to the excess cash flow mechanism payment for earnings generated in the fourth quarter of 2019 and payable in the first quarter of 2020.

We have repaid a total of $27.1 million of the facility in the six months ended June 30, 2020 and the outstanding balance of the facility was $264.7 million as of June 30, 2020. We have presented $47.2 million under Current Portion of Long-Term Debt, including $31.9 million related to the excess cash flow mechanism payment for earnings generated in the second quarter of 2020 and payable in the third quarter of 2020.

Subsequent to June 30, 2020, we have repaid in total $34.5 million, including the above mentioned instalment of $31.9 million and the outstanding balance as of the date of this report is $230.2 million.

4

Financing of the 2018-built vessels

The three 2018-built vessels were delivered to us in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, we entered into ten-year bareboat charter agreements. We have obligations to purchase the vessels for a consideration of $13.6 million for each vessel upon the completion of the ten-year bareboat charter agreements, and also have the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 6.50% to 6.72% including a floating LIBOR element that is subject to annual adjustment. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amount under this financing arrangement was $116.1 million and $119.9 million as of June 30, 2020 and December 31, 2019, respectively.

Liquidity outlook

Cash and cash equivalents was $112.8 million and $48.8 million as of June 30, 2020 and December 31, 2019, respectively. Restricted cash was $18.4 million and $12.8 million as of June 30, 2020 and December 31, 2019, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

On March 29, 2019, we entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common shares through an ATM program having an aggregate offering price of up to $40,000,000. In the six months ended June 30, 2020, we have raised $15.3 million and $14.8 million of gross and net proceeds, respectively, and issued 2,459,083 common shares. As of June 30, 2020, we have raised cumulative gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $33.8 million and $32.8 million, respectively, by issuing and selling 7,720,053 common shares. Since June 30, 2020, no further sales have been completed under the ATM program.

We monitor compliance with our financial covenants on a regular basis and as at June 30, 2020, we were in compliance with the financial covenants in our debt facilities. We believe that our current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with the ATM program, are sufficient to meet our working capital needs and other liquidity requirements for the next 12 months from the date of this report.

Contractual Obligations

Our significant contractual obligations as of June 30, 2020, consist of our obligations as borrower under our 2019 Senior Secured Credit Facility, our obligations under the financing agreements for three 2018-built vessels and our future obligations related to operating lease liabilities.

5

The following table sets out our long-term contractual obligations outstanding as of June 30, 2020 (all figures in thousands of USD). The table below does not take into account future excess cash flow repayments related to the 2019 Senior Secured Credit Facility. We refer to the paragraph above stating that we have repaid $27.1 million on the facility in the six months ended June 30, 2020 and that we have classified an amount of $31.9 million payable in the third quarter of 2020 under Current Portion of Long Term Debt. This mechanism could further accelerate repayment of the facility and accordingly reduce the interest cost and cash break-even level of our company, subject to the tanker market generating future earnings that triggers excess cash repayments.

	Total	2020*	2021 - 2022	2023 - 2024	Thereafter
2019 Senior Secured Credit Facility (1)	264,699	39,588	30,610	194,501	-
Interest Payments (2)	57,628	9,358	31,838	16,432	-
Financing of 2018 - built Vessels (3)	116,116	3,879	16,287	17,849	78,101
Interest Payments 2018 – built Vessels (4)	43,629	3,787	13,739	11,526	14,577
Operating Lease Liabilities (5)	1,687	250	638	587	212
Total	483,759	56,862	93,112	240,895	92,890

* Q3 + Q4 2020
Notes:
(1)	Refers to our obligation to repay outstanding indebtedness under the 2019 Senior Secured Credit Facility as of June 30, 2020.
(2)
Refers to estimated interest payments over the term of outstanding indebtedness of the 2019 Senior Secured Credit Facility as of June 30, 2020. Estimate is based on applicable interest rate, agreed amortization and amount outstanding as of June 30, 2020.

(3)	Refers to to obligation to repay indebtedness outstanding as of June 30, 2020 for three 2018-built vessels.
(4)
Refers to estimated interest payments over the term of the indebtedness outstanding as of June 30, 2020. Estimate based on applicable interest as of June 30, 2020 for the financing of the three 2018-built vessels.

(5)	Refers to the future obligation as of June 30, 2020, to pay for operating lease liabilities at nominal values.

Covid-19 update

The operations of our Suezmax fleet has not been materially affected by the Covid-19 pandemic. The most significant challenges have related to crew changes and we are following guidance issued by health authorities and international shipping trade associations to safeguard our seafarers. The future macro-economic effects of Covid-19 remain uncertain.

* * * *
6

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact:
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site: www.nat.bm

7

Nordic American Tankers Ltd.

Unaudited Interim Condensed Consolidated Financial Statements

June 30, 2020

Condensed Consolidated Statements of Operations

Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Balance Sheets

Condensed Consolidated Statements of Cash Flows

Condensed Consolidated Statements of Shareholders’ Equity

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2020 and 2019 (Unaudited)
All figures in USD ‘000, except share and per share amount

	Six Months Ended June 30,
	2020	2019
Voyage Revenues	254,733	154,444
Voyage Expenses	(74,782)	(70,163)
Vessel Operating Expenses	(32,698)	(31,916)
General and Administrative Expenses	(8,620)	(7,453)
Depreciation Expense	(33,352)	(31,527)
Net Operating Income	105,281	13,385

Interest Income	150	147
Interest Expense	(16,792)	(20,394)
Other Financial Expense	77	(2,479)
Total Other Expenses	(16,565)	(22,726)
Net Income (Loss) Before Income Taxes	88,716	(9,341)
Income Tax Expense	-	-
Net Income (Loss)	88,716	(9,341)

Basic Income (Loss) per Share	0.60	(0.07)
Diluted Income (Loss) per share	0.60	(0.07)
Basic Weighted Average Number of Common Shares Outstanding	147,872,500	141,969,666
Diluted Weighted Average Number of Common Shares Outstanding	148,861,500	141,969,666

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Comprehensive Income for the Six Months Ended June 30, 2020 and 2019 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2020	2019
Net Income (Loss)	88,716	(9,341)
Other Comprehensive Income (Loss)
Translation Differences	(152)	49
Unrealized (Loss) Gain on Defined Benefit plan	(132)	-

Total Other Comprehensive Income (Loss)	(284)	49
Total Comprehensive Income (Loss)	88,432	(9,292)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019 (Unaudited)
All figures in USD ‘000, except share and per share amounts

	June 30, 2020	December 31, 2019
Assets
Current Assets
Cash and Cash Equivalents	112,806	48,847
Restricted Cash	18,376	12,791
Accounts Receivable, Net	23,101	24,583
Prepaid Expenses	5,790	3,383
Inventory	10,112	22,475
Voyages in Progress	9,357	13,124
Investment Securities	148	825
Other Current Assets	2,731	3,344
Total Current Assets	182,421	129,372

Non-current Assets
Vessels, net	872,507	899,997
Right of Use Assets	1,218	1,412
Other Non-Current Assets	1,514	122
Total Non-Current Assets	875,239	901,531
Total Assets	1,057,660	1,030,903

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts Payable	1,566	8,405
Accrued Voyage Expenses	3,085	11,524
Other Current Liabilities	14,384	15,562
Dividends Payable	29,931	-
Current Portion of Long-Term Debt	52,357	23,537
Total Current Liabilities	101,323	59,028
Long-Term Debt	317,753	375,364
Operating Lease Liabilities	815	934
Other Non-Current Liabilities	314	153
Total Non-Current Liabilities	318,882	376,451

Commitments and Contingencies

Shareholders’ Equity
Common Stock, par value $0.01 per Share; 360,000,000 shares authorized, 149,689,717 and 147,230,634 shares issued and outstanding at June 30, 2020, and December 31, 2019, respectively	1,497	1,472
Additional Paid-in Capital	53,383	38,499
Contributed Surplus	567,202	567,202
Accumulated other comprehensive loss	(1,680)	(1,397)
Retained Earnings (Accumulated Deficit)	17,053	(10,352)
Total Shareholders’ Equity	637,455	595,424
Total Liabilities and Shareholders’ Equity	1,057,660	1,030,903

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Cash Flows for the Six Months Ended, June 30, 2020 and 2019 (Unaudited)
All figures in USD ‘000

	Six Months Ended June 30,
	2020	2019
Cash Flows from Operating Activities
Net Income (Loss)	88,716	(9,341)
Reconciliation of Net Income to Net Cash Provided by Operating Activities
Depreciation Expense	33,352	31,527
Change in Fair Value of Investment Securities	258	1,449
Dry-dock Expenditures	(4,371)	(446)
Amortization of Deferred Finance Costs	2,058	2,866
Share-based Compensation	145	200
Other, net	(1,291)	552
Changes in Operating Assets and Liabilities:
Accounts Receivables	1,482	6,940
Accounts Receivables, Related Party	-	212
Inventory	12,363	(1,797)
Prepaid Expenses and Other Current Assets	(1,793)	(147)
Accounts Payable and Accrued Liabilities	(16,435)	1,204
Voyages in Progress	3,767	7,613
Net Cash Provided by Operating Activities	118,251	40,832
Cash Flows from Investing Activities
Investment in Vessels	(1,574)	(557)
Proceeds from Sale of Investment Securities	419	-
Net Cash Used In Investing Activities	(1,155)	(557)

Cash Flows from Financing Activities
Proceeds from Issuance of Common Stock	14,758	-
Proceeds from Borrowing Activities	-	300,000
Repayments of Borrowing Facility	(27,099)	(6,378)
Repayments of Vessel Financing 2018-built Vessels	(3,751)	(3,566)
Repayments of Credit Facility	-	(313,400)
Transactions Costs Borrowing Facility	-	(6,904)
Dividends Distributed	(31,255)	(9,936)
Net Cash Used In Financing Activities	(47,347)	(40,184)

Net Increase in Cash, Cash Equivalents and Restricted Cash	69,749	91
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(205)	(19)
Cash, Cash Equivalents and restricted Cash at the Beginning of Period	61,638	49,327
Cash, Cash Equivalents and Restricted Cash at the End of Period	131,182	49,399

Supplemental Disclosure of Cash Flow information
Cash and Cash Equivalents	112,806	42,062
Restricted Cash	18,376	7,337
Total Cash, Cash equivalents and Restricted Cash Shown in the Statement of Cash Flows	131,182	49,399
Cash Paid for Interest, Net of Amounts Capitalized	(14,737)	(17,444)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Condensed Consolidated Statements of Shareholders’ Equity for the Six Months ended June 30, 2020 and 2019 (Unaudited)
All figures in USD ‘000, except number of shares

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2019	141,969,666	1,420	123,852	786,881	(1,319)	(308,803)	602,031
Net (Loss)/ Income	-	-	-	-	-	(9,341)	(9,341)
Share based compensation	-	-	200	-	-	-	200
Other comprehensive income	-	-	-	-	49	-	49
Dividends Paid	-	-	-	(9,936)	-	-	(9,936)
Balance at June 30, 2019	141,969,666	1,420	124,052	776,945	(1,270)	(318,144)	583,003

	Number of Shares	Common Stock	Additional Paid-in Capital	Contributed Surplus	Accumulated other Comprehensive Loss	Retained earnings/ (Accumulated deficit)	Total Shareholders’ Equity
Balance at January 1, 2020	147,230,634	1,472	38,498	567,202	(1,396)	(10,352)	595,424
Effect of change in accounting policy	-	-	-	-	-	(125)	(125)
Adjusted balance at January 1, 2020	147,230,634	1,472	38,498	567,202	(1,396)	(10,477)	595,299
Net Income	-	-	-	-	-	88,716	88,716
Common Shares Issued, net	2,459,083	25	14,733	-	-	-	14,758
Share based compensation	-	-	152	-	-	-	152
Other comprehensive income	-	-	-	-	(284)	-	(284)
Dividends Paid and Declared	-	-	-	-	-	(61,186)	(61,186)
Balance at June 30, 2020	149,689,717	1,497	53,383	567,202	(1,680)	17,053	637,455

The accompanying notes are an integral part of these condensed consolidated financial statements.

NORDIC AMERICAN TANKERS LIMITED

Notes to the Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements for Nordic American Tankers Limited, together with its subsidiaries, (the “Company”) have been prepared on the same basis as the Company’s annual financial statements, except in respect of the new accounting standard noted below, and, in the opinion of management, include all material adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the Securities and Exchange Commission on April 16, 2020.

2. SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies is identified in note 2 of the Company’s annual financial statements for the year ended December 31, 2019 included in the Company’s Annual Report on Form 20-F, with the exception of certain changes noted below.

Accounting standards implemented in 2020

Effective from January 1, 2020 we adopted the new accounting standard ASC 326 Financial Instruments – Credit Losses using the modified retrospective transition method. The standard adds an impairment model known as the current expected credit loss ("CECL") model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a probability threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. The implementation of the standard has not materially impacted our condensed consolidated financial statements on adoption.

No other new accounting policies have been adopted since December 31, 2019.

3. VOYAGE REVENUES

Our voyage revenues consist of time charter revenues and spot charter revenues with the following split for the six-month periods ended June 30, 2020 and June 30, 2019:

All amounts in USD ‘000	2020	2019
Spot charter revenues	206,242	138,869
Time charter revenues	48,491	15,575
Total Voyage Revenues	254,733	154,444

The future minimum revenues as at June 30, 2020 related to time charter revenues are as follows:

All amounts in USD ‘000	Amount
2020	30,301
2021	7,317
2022	-
Future minimum revenues	37,618

Our voyage contracts have a duration of one year or less and we applied the exemption related to excluding the disclosure of remaining performance obligations.

As of June 30, 2020 and December 31, 2019, the Company has capitalized fulfilment cost of $0.4 million and $1.0 million, respectively.

4. LONG-TERM DEBT AND CURRENT PORTION OF LONG TERM DEBT

2019 Senior Secured Credit Facility

On February 12, 2019, the Company entered into a five-year senior secured credit facility for $306.1 million (the “2019 Senior Secured Credit Facility”). Borrowings under the 2019 Senior Secured Credit Facility are secured by first priority mortgages over the vessels (excluding the three vessels delivered in 2018, see description below) and assignments of earnings and insurance. The loan is amortizing with a twenty-year maturity profile, carries a floating LIBOR interest rate plus a margin and matures in February 2024. Further, the agreement contains a discretionary excess cash mechanism for the lender that equals 50% of the net earnings from the collateral vessels, less capex provision and fixed loan amortization. The Company has incurred $13.0 million (including a non-cash portion of $6.1 million) in financing costs, which is amortized over the term of the loan and the outstanding loan balance is presented net of the costs. The agreement contains covenants that require a minimum liquidity of $30.0 million and a loan-to-vessel value ratio of maximum 70%.

As of December 31, 2019, the Company had $291.8 million drawn under the 2019 Senior Secured Credit Facility, where $18.7 million has been presented as Current Portion of Long-Term Debt. This included $3.4 million related to the excess cash flow mechanism payment for earnings generated in the fourth quarter of 2019 and payable in the first quarter of 2020.

The Company has repaid a total of $27.1 million of the facility in the six months ended June 30, 2020, and the outstanding balance of the facility was $264.7 million as of June 30, 2020. The Company has presented $47.2 million under Current Portion of Long-Term Debt, including $31.9 million related to the excess cash flow mechanism payment for earnings generated in the second quarter of 2020 and payable in the third quarter of 2020.

Subsequent to June 30, 2020, we have repaid in total $34.5 million, including the above mentioned instalment of $31.9 million and the outstanding balance as of the date of this report is $230.2 million.

Financing of 2018-built Vessels

The three 2018-built vessels were delivered in July, August and October 2018, respectively. Under the terms of the financing agreement, the lender has provided financing of 77.5% of the purchase price for each of the three 2018-built vessels. Upon delivery of each of the vessels, the Company entered into ten-year bareboat charter agreements. The Company has obligations to purchase each vessel for $13.6 million upon the completion of the ten-year bareboat charter agreements, and also has the option to purchase the vessels after sixty and eighty-four months. The financing agreements for the three vessels have a total effective interest rate ranging from 6.50% to 6.72% including a floating LIBOR element that is subject to annual adjustment. The Company has incurred $2.3 million in financing costs, which is amortized over the term of the financing arrangement and presented net of the outstanding loan balance. The financing agreement contains certain financial covenants requiring us to on a consolidated basis to maintain a minimum value adjusted equity of $175.0 million and ratio of 25%, minimum liquidity of $20.0 million; and a minimum vessel value to outstanding lease clause.

The outstanding amount under this financing arrangement was $116.1 million and $119.9 million as of June 30, 2020 and December 31, 2019, respectively, where $7.8 and $7.6 million has been presented as Current Portion of Long-Term Debt, respectively.

As of June 30, 2020, the Company has the following scheduled principal repayments required to be made under the Company's debt facilities as follows:

Debt repayments in $'000s	Total	2020*	2021	2022	2023	2024	Thereafter
2019 Senior Secured Credit Facility	264,699	39,588	15,305	15,305	15,305	179,196	-
Financing of 2018-built Vessels	116,116	3,879	7,960	8,327	8,711	9,138	78,101
Total	380,815	43,467	23,265	23,632	24,016	188,334	78,101

*Q3 and Q4 2020 repayments

The table above does not take into account future excess cash flow repayments related to the 2019 Senior Secured Credit Facility. The Company has repaid $27.1 million on the facility in the six months ended June 30, 2020 and classified an amount of $31.9 million payable in the third quarter of 2020 under Current Portion of Long Term Debt. This mechanism could further accelerate repayment of the facility in future quarters, subject to the tanker market generating future earnings that triggers excess cash repayments.

Liquidity Outlook

Cash and cash equivalents was $112.8 million and $48.8 million as of June 30, 2020, and December 31, 2019, respectively. Restricted cash was $18.4 million and $12.8 million as of June 30, 2020 and December 31, 2019, respectively. The restricted cash deposit is nominated and available for use for drydocking and other capex commitments related to the vessels used as collateral under the 2019 Senior Secured Credit Facility.

On March 29, 2019, the Company entered into an equity distribution agreement with B. Riley FBR, Inc., acting as a sales agent, under which we may, from time to time, offer and sell our common shares through an At-the-Market Offering (“ATM”) program having an aggregate offering price of up to $40,000,000. In the six months ended June 30, 2020, we have raised $15.3 million and $14.8 million of gross and net proceeds, respectively, and issued 2,459,083 common shares. As of June 30, 2020, the Company has raised cumulative gross and net proceeds (after deducting sales commissions and other fees and expenses) under the ATM of $33.8 million and $32.8 million, respectively, by issuing and selling 7,720,053 common shares. As of the date of this report, no further sales have been completed under the ATM program.

The Company monitors compliance with financial covenants on a regular basis and as at June 30, 2020, the Company was in compliance with the financial covenants in the debt facilities. The Company believes that the current cash, cash equivalents and restricted cash and cash expected to be generated from operations, together with the ATM program, are sufficient to meet the working capital needs and other liquidity requirements for the next 12 months from the date of this report.

5. INVESTMENT SECURITIES

The Company owned 811,538 and 286,200 shares in Hermitage Offshore Services Ltd. as of December 31, 2019 and June 30, 2020, respectively. The carrying value of the investment as of December 31, 2019 was $0.8 million and $0.1 million as of June 30, 2020, based on the market share price.

The Company has disposed of shares for a consideration of $0.4 million in the period ended June 30, 2020, and recognized a loss of $0.3 million in earnings from changes in fair market value. The 286,200 shares owned as of June 30, 2020, have been sold subsequent to the balance sheet date.

6. VESSELS

Vessels, net, consist of the carrying value of 23 vessels as of June 30, 2020, and December 31, 2019. Vessels, Net, includes capitalized unamortized drydocking costs.

The vessels held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not reflect its recoverable amount. In determining whether the assets are recoverable, the Company compares the estimate of the undiscounted cash flows expected to be generated by the assets to its carrying value.

All figures in USD ‘000	January 1 – June 30, 2020	January 1 - December 31, 2019
Vessels and Drydocking	1,375,407	1,369,567
Less Accumulated Depreciation	(502,900)	(469,570)
Vessels, net	872,507	899,997

The Company has completed periodical maintenance survey for one vessel in the period ended June 30, 2020, and four vessels were in drydock for periodical maintenance as at June 30, 2020.

7. OTHER CURRENT LIABILITIES

All amounts in USD ‘000	June 30, 2020	December 31, 2019
Accrued Expenses	7,683	9,578
Deferred Revenues	6,701	2,154
Settlement Deferred Compensation Liabilities	-	3,830
Total	14,384	15,562

Deferred revenues relate to prepaid charter hire from customers.

8. EARNINGS (LOSS) PER SHARE

Basic earnings per share (“EPS”) are computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted-average number of common shares and dilutive common stock equivalents outstanding during the period.

	Six months ended June 30,
All figures in USD ‘000 except share and per share amounts	2020	2019
Numerator
Net Income (Loss)	88,716	(9,341)
Denominator
Basic – Weighted Average Common Shares Outstanding	147,872,500	141,969,666
Dilutive – Weighted Average Common Shares Outstanding	148,861,500	141,969,666
Earnings per Common Share
Basic	0.60	(0.07)
Diluted	0.60	(0.07)

Total outstanding number of shares as of June 30, 2020 is 149,689,717.

9. COMMITMENTS AND CONTINGENCIES
The Company may become a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No material claims have been filed against the Company for the six months ended June 30, 2020, or the fiscal year 2019.

10. SUBSEQUENT EVENTS

On August 20, 2020, the Company repaid an amount of $31.9 million on the 2019 Senior Secured Credit Facility related to excess cash generated from operations in 2Q 2020.

On September 4, 2020, the Company paid out the dividend declared on May 20, 2020 of $0.20 cent per share in respect of the results for the second quarter of 2020.

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